# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYAN SPECIALTY HOLDINGS, INC., CIK 0001849253
CUSIP: 78351F107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 155 North Wacker Drive, Suite 4000, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001556785

## Reporting persons
- Vulcan Value Partners, LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 5,011,742; shared voting power 0; sole dispositive power 7,912,669; shared dispositive power 0; aggregate amount beneficially owned 7,912,669 (6.11% of the class)
  Comment: This statement is being filed by Vulcan Value Partners, LLC as a registered investment adviser. All of the securities covered by this report are owned legally by Vulcan Value Partners, LLC's investment advisory clients and none are owned directly or indirectly by Vulcan Value Partners, LLC. As permitted by Rule 13d-4, the filing of this statemt should not be construed as an admission that Vulcan Value Partners, LLC is the beneficial owner of any of the securities covered by this statement.

## Item 1. Issuer
Name of issuer: RYAN SPECIALTY HOLDINGS, INC.
Address of issuer's principal executive offices: 155 North Wacker Drive, Suite 4000, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing: Vulcan Value Partners, LLC; Mr C.T. Fitzpatrick
Address of principal business office or, if none, residence: Three Protective Center, 2801 Highway 280 South, Suite 300 Birmingham, AL 35223
Citizenship: Vulcan Value Partners, LLC - a Delaware limted litablity company; Mr. CT Fitzpatrick- a U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7912669
Percent of class: 6.11
Sole power to vote or to direct the vote: 5011724
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7912669
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons, including the investment companies and owners of the separate accounts to which Vulcan Value Partners, LLC serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sell of, the securities that are the subject of this schedule. Except as may be otherwise indicated if this is a joint filing, not more that 5% of the class of securities that is the subject of this schedule is owned by any one client advbised by Vulcan.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vulcan Value Partners, LLC: Ashley Mann, Ashley Mann, Compliance Officer (07/30/2026)